02019665

STATES
HANGE COMMISSION
D.C. 20549

UF 3-12-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44198

MAR 04 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vista Management Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1720 SOUTH GADSDEN STREET
(No. and Street)

TALLAHASSEE (City) FLORIDA (State) 32301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBRA TOUGAS (850) 425-6200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name*)

101 EAST KENNEDY BLVD., SUITE 2200 (Address) TAMPA (City) FLORIDA (State) 33602 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEBRA TOUGAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISTA MANAGEMENT COMPANY, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Debra Tougas
Signature

CHIEF FINANCIAL OFFICER
Title

Christine S. Bischoff
Christine S. Bischoff
MY COMMISSION # CC729131 EXPIRES
March 29, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

ANDERSEN

Report of Independent Certified Public Accountants

To the Board of Directors and the Shareholder of
Vista Management Company:

We have audited the accompanying statement of financial condition of Vista Management Company (a wholly-owned subsidiary of Fringe Benefits Management Company) as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Management Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Tampa, Florida,
February 22, 2002

VISTA MANAGEMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

CASH	$ 70,385
ACCOUNTS RECEIVABLE	79,508
DUE FROM PARENT COMPANY, net	1,140,606
Total assets	$1,290,499

LIABILITIES AND SHAREHOLDER'S EQUITY

ACCOUNTS PAYABLE TO RELATED PARTY	$ 11,405
SHAREHOLDER'S EQUITY:	
Common stock, $.01 par value; 500 shares authorized, issued and outstanding	5
Paid-in capital	95,331
Retained earnings	1,183,758
Total shareholder's equity	1,279,094
Total liabilities and shareholder's equity	$1,290,499

The accompanying notes are an integral part of this statement.

VISTA MANAGEMENT COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$771,178
ADMINISTRATIVE EXPENSES	661,852
Income before income taxes	109,326
INCOME TAX PROVISION	37,646
NET INCOME	$ 71,680

The accompanying notes are an integral part of this statement.

VISTA MANAGEMENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCE, December 31, 2000	$5	$95,331	$1,112,078	$1,207,414
Net income	-	-	71,680	71,680
BALANCE, December 31, 2001	$5	$95,331	$1,183,758	$1,279,094

The accompanying notes are an integral part of this statement.

VISTA MANAGEMENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$71,680
Adjustments to reconcile net income to net cash provided by operating activities-	
Changes in assets and liabilities-	
Decrease in accounts receivable	6,107
Increase in due from parent company	(44,536)
Increase in accounts payable	11,405
Net cash provided by operating activities	44,656
NET CHANGE IN CASH	44,656
CASH, beginning of year	25,729
CASH, end of year	$70,385

The accompanying notes are an integral part of this statement.

1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Nature of Business

Vista Management Company (the Company or VMC) operates as a broker/dealer in securities and is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. VMC's business consists of the sale and management of participation interests in contributory retirement plans qualified under Internal Revenue Code Section 401(k). The Company is a wholly-owned subsidiary of Fringe Benefits Management Company (FBMC or the Parent Company).

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Capital Rule

The Company is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires that the Company's aggregate indebtedness, as defined, not exceed 1,500 percent of net capital, as defined. As of December 31, 2001, the Company's defined net capital was $58,980. The minimum net capital, as defined, was $5,000 at December 31, 2001. The Company had $11,405 in aggregate indebtedness as of December 31, 2001.

Revenue Recognition

Administrative fees are recorded on the accrual basis as revenues in the periods the services are performed.

2 RELATED-PARTY TRANSACTIONS

By agreement with FBMC, the Company transfers cash represented by asset management fees received from the 401(k) plans to the Parent Company. The expenses related to VMC are paid by FBMC. These amounts are recorded within the due from Parent Company balance in the accompanying statement of financial condition.

During 2001, FBMC allocated $228,018 of administrative expenses to the Company, which are included in administrative expenses in the accompanying statement of income.

The Company has an agreement with the primary shareholder of FBMC to serve as investment manager of the plan assets. Under the agreement, the investment manager receives a fee of 0.0125 percent of plan assets each calendar quarter. The total amount expensed by the Company under the agreement was $44,172, which is included in administrative expenses in the accompanying statement of income. As of December 31, 2001, $11,405 is due the investment manager and is included in accounts payable in the accompanying statement of financial condition.

3 INCOME TAXES

The Company's earnings are included in the consolidated income tax returns filed by FBMC. During 2001, FBMC made an income tax allocation to the Company based on pretax income for financial reporting purposes at statutory rates. The amount allocated for 2001 was $37,646, which is recorded within the due from Parent Company balance in the accompanying statement of financial condition. FBMC accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

SUPPLEMENTARY INFORMATION

VISTA MANAGEMENT COMPANY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

AS OF DECEMBER 31, 2001

MINIMUM NET CAPITAL REQUIREMENT:	
Shareholder's equity	$1,279,094
Less- Non-allowable assets	1,220,114
Net capital	58,980
Minimum net capital required	5,000
Excess net capital	$ 53,980
AGGREGATE INDEBTEDNESS STANDARD:	
Maximum debt allowed: 1,500% of net capital	$ 884,700
Aggregate indebtedness	11,405
Debt available under aggregate indebtedness standard	$ 873,295
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	19%

RECONCILIATION OF COMPUTATION OF NET CAPITAL TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING, PURSUANT TO RULE 15c3-1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO EXEMPTIVE PROVISION OF RULE 15c3-3

At December 31, 2001, as well as during the year then ended, the Company was not required to make the Computation for Determination of Reserve Requirements or provide Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3, as it is exempt under Section (k)(2)(i) of Rule 15c3-3.

SUBORDINATED LIABILITIES

At December 31, 2001, and during the year then ended, there were no liabilities subordinated to the claims of general creditors.

ANDERSEN

Report of Independent Certified Public Accountants on Internal Control Required by Regulation 17 CFR 405.2 and Rule 17a-5

To the Board of Directors and the Shareholder of
Vista Management Company:

In planning and performing our audit of the financial statements of Vista Management Company (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Regulation 17 CFR 405.2(a) of the Government Securities Act of 1986 and Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 17 CFR 405.2(a) and Rule 17a-5(g)(1). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by 17 CFR 404.5 and Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did, however, make a study of the practices and procedures followed by the Company in making the periodic computations of liquid capital under 17 CFR 404.2 and Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of 17 CFR 403.4 and Rule 15C3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. 17 CFR 405.2 and Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Government Securities Act of 1986 and the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Regulation 17 CFR 405.2(a) of the Government Securities Act of 1986 and Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Tampa, Florida,
February 22, 2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM X-17A-5

For Corporations

ANNUAL REPORT
FOR FISCAL YEAR ENDED

December 31, 2001

VISTA MANAGEMENT COMPANY

FINANCIAL STATEMENTS

REPORTS OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS